EXHIBIT 1

Release:	IMMEDIATE RELEASE
Contact:	Brian Yuen
Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page: http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS SECOND QUARTER RESULTS AND

EXPECTS POSITIVE IMPACT FROM ITS NEW BUSINESS INITIATIVES

Hong Kong, November 13, 2003 — Global-Tech Appliances Inc. (NYSE: GAI) announced today its net sales and earnings for the second quarter of fiscal 2004 ended September 30, 2003.

Net sales for the second quarter of fiscal 2004 were $16.8 million, compared to $23.5 million for the second quarter of fiscal 2003. Net loss for the second quarter of fiscal 2004 was $0.5 million, or $0.04 per share, compared to a net income of $2.4 million, or $0.20 per share, in the prior corresponding fiscal period. Results for the second quarter of fiscal 2003 included a net loss of $0.3 million from discontinued operations.

Net sales for the six months ended September 30, 2003 were $34.6 million, compared to $44.9 million for the prior corresponding six-month period. Net income for the first half of fiscal 2004 was $0.1 million, or $0.01 per share, compared to $4.6 million, or $0.38 per share, in the first half of fiscal 2003, which included losses from discontinued operations of $0.6 million.

John C.K. Sham, President and Chief Executive Officer, said: “While our operating performance for the second quarter was disappointing primarily due to increased costs and continuing pricing pressures in our core business, we are making good progress in securing new floor care business. We expect sales of floor care products to gradually improve in the first half of calendar 2004 as new models are introduced and our customer base expands. We believe this will result in increased growth of our core business.”

Mr. Sham continued, “In the interim, we are accelerating our efforts and dedicating additional resources to the development and production of display-oriented products. Informal expressions of interest received from potential customers of display-oriented products to date have exceeded expectations and we are currently working closely with certain of these entities to finalize their desired product designs and specifications. Shipment of some display-oriented products is expected to occur in the first half of calendar 2004.”

Mr. Sham concluded, “Our overall cash flow remains positive, which we believe should enable us to accelerate and support our new business initiatives. We remain thoroughly committed to pursuing the opportunities that are in sight and we continue to believe that our strategies to improve the Company’s growth and performance are on track.”

Global-Tech is a holding company whose subsidiaries currently design, manufacture, and market a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update our forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in United States dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)

Net sales	$16,814	$23,524	$34,602	$44,859
Cost of goods sold	(13,505)	(17,113)	(27,168)	(32,418)

Gross profit	3,309	6,411	7,434	12,441
Selling, general and administrative expenses	(4,056)	(3,964)	(7,954)	(7,547)

Operating income	(747)	2,447	(520)	4,894
Other income, net	277	483	661	760

Income (loss) from continuing operations before income taxes	(470)	2,930	141	5,654
Provision for income taxes	19	(226)	(41)	(438)

Income (loss) from continuing operations	(451)	2,704	100	5,216
Loss from discontinued operations, net of applicable income tax of nil	—	(281)	—	(637)

Net income (loss)	$(451)	$2,423	$100	$4,579

Basic earnings (loss) per common share	$(0.04)	$0.20	$0.01	$0.38

Basic weighted average number of shares outstanding	12,147	12,140	12,144	12,140

Diluted earnings (loss) per common share	$(0.04)	$0.20	$0.01	$0.38

Diluted weighted average number of shares outstanding	12,147	12,140	12,207	12,140

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in United States dollars)

	September 30, 2003	March 31, 2003
	(unaudited)	(audited)
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$20,112	$21,515
Restricted cash	841	831
Short-term investments	43,411	41,401
Accounts receivable, net	13,010	10,247
Deposits, prepayments & other assets	3,306	2,681
Inventories, net	7,787	7,507

Total current assets	88,467	84,182

Property, plant and equipment	31,076	32,649
Land use rights	1,912	1,938
License	3,245	3,593
Patents	232	242
Promissory note receivable	716	716
Loan to a director	228	228

Total assets	$125,876	$123,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	$443	$512
Accounts payable	6,757	5,153
Fees payable for land use rights	273	273
Salaries and allowances payable	982	585
Accrued expenses	1,662	1,576
Income tax provision	3,713	3,727

Total current liabilities	13,830	11,826
Long-term bank loans	159	316
Deferred tax liabilities, net	119	65

Total liabilities	14,108	12,207

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 shares issued as of September 30, 2003 and March 31, 2003	128	128
Additional paid-in capital	81,753	81,753
Retained earnings	34,733	34,682
Accumulated other comprehensive deficit	(353)	(622)
Less: Treasury stock, at cost, 679,147 and 689,147 shares as of September 30, 2003 and March 31, 2003	(4,493)	(4,600)

Total shareholders’ equity	111,768	111,341

Total liabilities and shareholders’ equity	$125,876	$123,548

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